EXHIBIT 23(a)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus/Proxy Statement of Rurban Financial Corp. for the registration of its common shares to be issued to shareholders of Exchange Bancshares, Inc. in connection with the merger of Exchange Bancshares, Inc. into Rurban Financial Corp., and to the incorporation by reference therein of our report dated February 11, 2005, except for Note 16, as to which the date is February 18, 2005, with respect to the consolidated financial statements of Rurban Financial Corp. included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ BKD, LLP

Cincinnati, Ohio

July 25, 2005